Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated April 13, 2007
Relating to Preliminary Prospectus dated April 6, 2007
Registration No. 333-141503

3,100,000 Shares

Common Stock

On April 13, 2007, Capella Education Company filed Amendment No. 2 to its Registration Statement on Form S-1 to add certain information to that which had been provided in its Preliminary Prospectus dated April 6, 2007. Set forth below is the disclosure added to the preliminary prospectus included in Amendment No. 2 to the Registration Statement that did not appear in the Preliminary Prospectus dated April 6, 2007. References to “we,” “us,” “our,” and “Capella” refer to Capella Education Company and its wholly owned subsidiary Capella University.

We added the following disclosure in “Risk Factors — Risks Related to the Extensive Regulation of Our Business,” immediately following the risk factor captioned “If Capella University does not maintain its authorization in Minnesota, it may not operate or participate in Title IV programs.”

The Attorney General of the State of New York has commenced an investigation of financial aid practices at Capella and our Director of Financial Aid, in connection with its broader investigation regarding possible deceptive practices by educational institutions, financial aid officers and loan providers in the marketing of student loans, which is ongoing and which may have a material and adverse impact on our reputation and results of operations.

On April 9, 2007, we received from the State of New York Office of the Attorney General (the “NY Attorney General”) a letter informing us of its investigation of post-secondary education institutions, financial aid officers and student loan providers regarding possible deceptive practices in the marketing of both private student loans and loans provided by such lenders under the Federal Family Education Loan (“FFEL”) program. In its April 9, 2007 letter, the NY Attorney General advised us that it is investigating past consulting work performed for Student Loan Express Inc. (“SLX”) by Timothy Lehmann, our Director of Financial Aid, and financial aid practices of Capella University. SLX is one of 15 financial aid lenders we recommend to students and has been on our recommended lender list for more than five years, a period extending prior to Mr. Lehmann’s commencement of employment. Mr. Lehmann has advised us that he was paid approximately $12,400 in early 2006 by SLX for consulting work performed between late 2005 and early 2006. Mr. Lehmann is also a member of an SLX advisory board. Mr. Lehmann has also advised us that he had in the past held 25 shares of publicly traded stock of SLX, which he has since divested. Mr. Lehmann has advised us that he acquired these shares using his own funds in open market brokerage transactions, and not as a benefit or payment from SLX. Mr. Lehmann has stated to us that he believes he acquired these shares in a manner consistent with our policies regarding stock ownership in entities with which we have commercial relationships. In connection with its investigation of Mr. Lehmann and Capella University, the NY Attorney General has requested that we undertake to determine whether any other financial aid officers received any payments, whether through consulting agreements or otherwise, stock or other benefits from any other lending institutions and to provide additional information concerning how we establish and maintain our list of recommended lenders.

We are conducting our own internal review of this matter, including our relationships with both private loan and FFEL program lenders. In order to facilitate our internal review, we have placed Mr. Lehmann on paid administrative leave. In light of the fact that we have only recently commenced our internal review of this matter, at this time we cannot verify the details or extent of any relationships between Mr. Lehmann, or any other member of our financial aid staff, and any of our recommended student lenders, including SLX. Accordingly, we cannot assure you that upon completion of our review we will not have identified any other relationships between any of our recommended lenders and Mr. Lehmann or any other members of our financial aid staff. However, based on our preliminary findings to date (which we are still in the process of verifying), we believe that Mr. Lehmann has served on the advisory boards (or similar advisory groups) of several of our other recommended lenders, and from time to time acquired in open market brokerage transactions a small number of shares of publicly-traded stock in certain of these entities.

The actions of the NY Attorney General come at a time of increased scrutiny of student lending practices. Both the U.S. House of Representatives and U.S. Senate are currently considering legislation that would, among other things, require educational institutions to fully disclose any special relationships or agreements with lenders, including the basis for any preferred lender status. In addition, the legislation would ban most gifts and incentives from lenders to colleges and universities. The U.S. Department of Education, as part of a negotiated rulemaking process, is considering regulations that would largely restrict gifts and incentives that lenders can provide to colleges, closely regulate the manner in which colleges select preferred lenders, and require greater disclosure to students about any preferred lender relationships. Other state attorneys general have reportedly commenced inquiries of student loan practices. The Attorney General of the State of Minnesota recently sent a letter to colleges, including Capella, expressing its concern regarding possible industry practices and asking that each school evaluate its student loan practices and disclosures.

Because of the ongoing nature of the NY Attorney General investigation and our own internal review, we can neither know nor predict with certainty their outcome, or the potential liability or remedial actions that might result from these or potentially other inquiries. Similarly, we cannot predict at this time the outcome of legislative or regulatory initiatives. Any of these actions may have a material and adverse impact on our reputation in the industry, our relationships with the agencies that regulate our business, our cash flows and results of operations and our ability to recruit learners and, accordingly, may have a material and adverse effect on our stock price.

We also added the first three paragraphs of the risk factor set forth above as additional disclosure at the end of the section captioned “Regulatory Environment — Nature of Federal, State and Private Financial Support for Post-Secondary Education.”

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1104349/000095013407008164/c13422a2sv1za.htm

CAPELLA EDUCATION COMPANY (“CAPELLA”) HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS CAPELLA HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT CAPELLA AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, CAPELLA, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-221-1037.

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